CARIBU
2019 Report

Dear investors,

We would not be here today without your support. You gave us the fuel we needed to keep this company going, hire the team we need, and prepare for growth in 2020. Not only was our campaign success in terms of funds raised, but it also validated our product and our mission and we have renewed drive and passion for the work we're doing and the impact we are having on the way families are connecting across the globe.

We need your help!

We need help Building awareness.

We would love for our investors to continue to share Caribu with their network.

It would help us grow a lot faster if we rank higher in both the Apple App Store and the Google Play store, and one of the best ways to achieve that is by having a good rating, so please rate us in your app store and leave a written review.

Help us secure more content if you know any great children's book authors.

Sincerely,

Maxeme Tuchman
CEO + Co-Founder

Alvaro Sabido
CTO + Co-Founder

Our Mission

The vision for Caribu is to be the leader in family communication and interactive learning. Given that Caribu already has families reading together in 160+ countries, we are also planning for the international expansion of each phase in the Caribu story.

See our full profile

How did we do this year?

Report Card

B-

The Good

- TIME Magazine Top 100 Best Inventions of 2019
- Co-Founder named Top 100 Female Founder by Inc. Magazine
- Raised $1M+

The Bad

- Did not hit revenue targets
- Growth was slowed as we focused on product
- Marketing spend was decreased to focus on product

2019 At a Glance

January 1 to December 31

$46,697 +132%
Revenue

-$552,148
Net Loss

$13,776 [12%]
Short Term Debt

$1,408,269
Raised in 2017

$1,107,918
Cash on Hand
As of 12/31/19

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Caribu is a shared screen video-call platform that helps parents and grandparents to read and draw with (grand)children when they're not in the same location. A trusted adult and child call each other through a Caribu video-call, choose a book, and read or draw together in real-time on a shared screen. There are hundreds of books, and educational workbooks and games, to choose from in seven different languages.

The vision for Caribu is to be the leader in family communication and interactive learning. Given that Caribu already has families reading together in 160+ countries, we are also planning for the international expansion of each phase in the Caribu story.

Milestones

Caribu Inc. was incorporated in the State of Delaware in September 2015.

Since then, we have:

- Co-Founders Max and Alvaro publicly launched Caribu in 2017

- Raised $1.3M from investors like AT&T and Rise of the Rest.

- 50K users in 160+ countries.

- 100+ books to choose from in 8 different languages.

- First-mover advantage focused on grandparents who are a large and underserved market ($86B TAM in the US).

- Team backgrounds include Disney, Aidoc, Y Combinator, and Booksicals.

- Winner or finalist in 30+ pitch competitions winning over $100K in cash and prizes.

- CEO was 59th Latina to raise over $1M.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $20,106 compared to the year ended December 31, 2018, when the Company had revenues of $2,156. Our gross margin was -1246.35% in fiscal year 2019, compared to -836.36% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $716,782, including $524,319 in cash. As of December 31, 2018, the Company had $132,338 in total assets, including $110,942 in cash.
- *Net Loss.* The Company has had net losses of $546,319 and net losses of $45,094 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $79,130 for the fiscal year ended December 31, 2019 and $76,920 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $400,000 in equity and $885,000 in SAFEs.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will need or receive any investments from investors.

Runway & Short/Mid Term Expenses

Caribu Inc. cash in hand is $195,000, as of June 2019. Over the last three months, revenues have averaged $3,200/month, cost of goods sold has averaged $700/month, and operational expenses have averaged $40,000/month, for an average burn rate of $37,500 per month. Our intent is to be profitable in 30 months. Cash in hand at the end of 2019 was $1,105,000.

We grew our team in January 2019, bringing on Kalman, our Product Manager. We also updated our app pricing model on June 1st and there are very positive early success indicators. We scaled down our marketing spend and focus on product-market fit. We have been testing and optimizing marketing channels and messaging as well as our conversion funnels and engagement metrics.

We want to reinforce our engineering and marketing teams, so we plan to hire 2 more positions in the coming months. These two positions will be instrumental in helping us meet our revenue targets for 2019. We have been Regarding sources of capital, we have secured follow-up investments from our current investors.

Net Margin: -1,182% **Gross Margin: -4%** **Return on Assets: -37%** **Earnings per Share: -$1,564.16**

Revenue per Employee: $9,339 **Cash to Assets: 75%** **Revenue to Receivables: 526%** **Debt Ratio: 5%**

Caribu_Inc_2018_Financial_Statements.pdf

Caribu_Inc_2019_GAAP_Financial_Statements.pdf

We ❤ Our 1571 Investors

Thank You For Believing In Us

- John A Cooper
- Stephen Gellatly
- Daniel Ely Rankin
- Lawrence E Oxenham
- Kathleen Whittinghill
- Andy Christensen
- Patrick Lockhart
- Kristofer Klees
- Brenda Rae Cress
- Nita Varia
- Richard Saalfeld
- Kevin Aikens
- Timothy O'hara Damron Sr
- Gary Small
- Daniel Bebee
- Leo Fauteux
- Noah Labhart
- Brian Kight
- Ashley Zohn
- Odysseas Fotos
- Draven Pike
- Sean Buvala
- Michcail A Pusey
- Paula Odell
- Heather Wright-Porto
- Christopher Torain
- Graciela Houston
- Gloria Gigi Peralta
- Eric Barnett
- Levone Sonnee-Myricks
- Luke Langford
- David Lanfair
- Ken Patricia Bailey
- Ron Reed
- Warren Knights
- Edward Artidiello
- Stephen Weiss
- Lynn Hadden Quinn
- Amanda Newman
- Roy McGuire
- Diana Lechin
- Dave Wilkins
- Murtaza Ramzan
- Carlo Di Carlo
- Michael Catrow
- Kamar Mustapha
- Tom Erbil
- Joseph M Okuna
- Kyle Tomkalski
- Doug Staubs
- Thomas A Norrie
- Malachi Mustafa
- Deanna Davis
- Jacqueline Thomas
- Albert Roderiguez
- Robert Connell
- Yvette Guillory
- Amber Achhamey
- Frank B Jones
- Loren Roseth
- Ralph Cecere
- Derrick Chaney
- Robert E Lasher Jr
- Tom Williams
- Brennon Mitchell
- Richard Roberson
- Vincent Carabillo
- Catherine Murray
- Suresh S Chetty
- Amy Andersen
- Gunnar L. Williams
- Charles Durham
- Sandeep K. Reddy
- James Gehres
- Gurpreet Singh
- James Johnson
- Anne Wintroub
- Lorilain Gamalinda
- Meghan McClelland
- Grace Villamayor
- Richard C Hixon
- Raoul HOMEHA
- Montoya S. Brown
- Tyrone Dyke
- William Maher
- Nick Leszai
- Karolen Bowman
- Frank Gaertner
- Julian Erbil
- Tanya Bolden
- David Marmolejo
- Dao Tran
- Gyorgy Suba
- Stephen Gellatly
- Martin Blake
- Doug Young
- Daniel Broadwater
- Raquel Parrella
- Marc Klinger
- Joey Steele
- Don Brunker
- Laura Cox
- Ian Woodson
- Benjamin Baller
- John A Cooper
- Michelle Abbs
- Alfred Blum
- Russell Goldman
- Nacanieli Rogoimuri
- Gary Elliott
- Hossein Maleki
- David Davis
- Chrissy Skeltis
- Jerry Chao
- Tom Snow
- Karen Nichols
- Greg Horowitz
- Raquel Cervera
- Kimberly Kaye Stanford
- Christopher Kulow
- Judy K. Schmidt
- Caroline Webber
- Cory Todd
- Robert Reynolds
- Justin DaRosa
- Richard Smith
- Gary Munn
- Lisa Clausen Paulzine
- Steven Holt
- Chad Gonzales
- Johnny Urena
- Holly Corso Palone
- Svetoslav Vito Neshev
- Andre Thompson
- Randolph Almaguer
- Ramesh Dorairajan
- Dennis Collins
- Luca Ambrami
- Martin Greene
- Robert W Hames
- Steven Marty
- Jason O' Neill
- Martin C Angell
- Whit Smith
- Randy Sauder
- Susan Chance Nolan
- Susan Kwiatkowski
- Keny Petit-Frere
- Kranthi Sitammagari
- John Burns
- Selau Noa
- Donald Gregory Popwell
- Anna Mason
- Jacob Anderson
- Stephen Rodriguez
- Job Edwards
- Kim Leftwich
- Micah George Hoxsie
- Bonnie Forsythe
- John Haas
- Jane Meinen
- Bryan Daddio
- Jean Marie Little
- Robert F. Marshall
- Amit Malhan
- Joseph Charles
- Michael Chang
- Mel Sanders
- Jason Kowal
- Jacob Anderson
- Karen Castoldi
- Philip Jaime
- Osayi Omorodion
- Lisa Ashford
- Ibeth Reinisch
- Anatoliy Chistov
- Jose Rodriguez
- Susan Hegstrom
- Robert Kyle Martin
- Gregory Jegier
- Jehad Nimeh
- Chris Adamo
- Jarett Cory
- Jim Rosser
- Kaveh K.Shahi
- Prime Time Trust
- Omair Abbasi
- Reneese PUCKETT
- Bobby Watkinson
- Henk Quarles van Ufford
- Omair Arif Karim
- Kwang M Kim
- Herman Johnson
- Ruth Wunsch Engbrock
- Mary Brown
- Ben Couture
- Linda Paquette-Bachelder
- Rusty Hermann
- Thadd Ernstmeyer
- James Lefemine
- William Koon
- Charles Robert Shaw
- Corel Bailey
- Keith Bowman
- Juanita M Ventura
- Pedro Piti Toledo
- Ryan Brady
- Melissa Sewell
- Pamela Miller
- Richard C DOWDELL
- Lorene Earl
- Rebecca Teasdale
- Bruce Harlow
- Ida Richard
- Joeal Nicassio
- Chris D. Busick
- Dennis Edward Thrasher
- Sarah S Pollak
- Diana Garbarino
- Lorene Kim
- John Baptista
- Valerie Swenson
- Robert Wilson
- Pedro Lazaro
- Leslie Linevsky
- Nabil Skaria
- Mark Nilsen
- Anjanee Hiralall
- Bill Glenn
- Jon Glassman
- Brandon Hipwell
- Ijeoma Nsaka
- James Hill
- Alexander Taub
- Allen Prince
- Nebiye Legesse
- Marie A Sales
- Laura Edwards
- Dominique Tarnowski
- Susie Ellis
- Celio Vasquez
- Chuck Dembowski
- Claudia Heinritz
- Rafael Perez
- Mark Bexten
- Martin Oglesby
- April Johnson
- Ronnie Norton
- Susan Schultz
- Bradley Russell Kahl
- Carlos Hill
- Kenneth M Lahn
- Kennie Notto
- Alexandra Figueredo
- Lyle Notice
- Mike Dufault
- Tabitha Grant
- Christelle Rouzier
- Monne Williams
- Arden Pulley
- Steve Freed
- Morris Lupuliak
- Jeffrey H. Glenn
- Elizabeth Mahon Mulhern
- Joanna Kohn Dudley
- Marty Pharand
- Jose Arreola
- Chris Alexander
- Rhonda Mac Lean Culbert
- Neel Doshi
- Mark Plumbtree
- Thambu Zaemenock Kam...
- Jonathan Weinberger
- Daniel Cleveland Miller
- Daniel Johnson
- Virginia Alvarado
- Dana Purvis
- Edward Ellis
- Sebastian Nogacki
- Angela Purbaugh
- Aackose Mentu Lal
- Martha Saul Edwards
- Onaje Mcclean
- APOLONE DE SOUZA
- Nakia Prileau
- Sam D'Alesandro
- Greg Lambert
- Michael John Peck
- Raymond James Jackson
- Jeremy Keefer
- Van Vasiliades
- Chester Sappington
- Alan MURPHY
- Frederick Wick
- Hans J. Anter
- Janelle Cooper
- Ulises Martinez
- Judy Verkuilen
- Barry Liles
- Lawrence REIHER
- Deborah Lansford
- Victoria Sanders
- Kathleen P Biello
- Richard S Mongiovi
- Ricardo Allen
- Adis Vila
- Henry Igid
- Bruce Mills
- David C Sheffield
- Mark A Miller SR
- Leonard Helbig
- Aaron Ward Romrell
- Charles A Lodowski Sr.
- Rob Andrews
- Susanne Whimple
- David Meyers
- Shawn Paulling
- John Wilcox
- Lou Swartz
- Siddartha Kethireddy
- Christopher E Phillips
- Michael Burton
- Amanda J. Hardesty
- Jake Zellweger
- Javier Held
- Steven Wirth
- Maria Nenita Gaite
- Pepe GARCIA
- Babatunde Adedayo
- Catherine Valencia
- James Bishop
- Chris Price
- Valentino Gomez
- Eric Brook
- Jeremy Reding
- Romeu Bruno Filho
- Joel Tico Mendoza
- William Gleeson
- Melanie C Byrd
- Amos Kpogo
- Paul Buteau
- Borrah E Campbell Ii
- Joseph Panico
- Svetlana Malinsky
- Max Howard
- Beatriz Talerico
- Christopher Welsher
- Michael Mattson
- James Crump
- Aaron Blum
- Laura Sue Jones
- Jakarri Demery
- Baron Huntington
- Bryan Dennstedt
- Loretta Parks
- Becky Bernardi
- Sherman Blalock
- Ashley Masias
- Sheila L. Beard
- Maria Gomes
- Lidia Amariei
- R. Edward Gordon
- Hayden Rose
- Ralph Jacoy
- Mark Kreyman
- Peter Silon
- Geronimo P Noblejas
- Penny Baptista
- Patrick Locke
- Randy Chase
- Timothy J Wagnon
- Todd Hutto
- Philip Austin Lowe
- Vaughn James
- Gulab Bhavnani
- Paul D Bass
- Adam Young
- Doris Homeyer
- Mark Ebner
- Malcolm Oglesby
- Florencia Jimenez-Marcos
- Sheila Henriques
- Stephen Chambers
- Stephen Jacobs
- Harry LeRoy
- Derek Talley
- Randall Stein
- William Walker
- John Albert Bowen Jr
- Sue Whittaker Rabe
- Bryian Tan
- Jerry Winger
- James Riggs
- Frederick Crawford
- Dona Joseph-Chase
- Taha Ibrahim
- Brian Belley
- Kendrick Calata
- Almond TUBAL
- Lawrence Eugene Samson
- Hemal Gandhi
- Edie Parker
- Holly DiCrosta
- Monica Wilhelm
- Paul Schaefer
- Kevin Brown
- Roger Guo
- John Morgan
- Berisimo A Scheffer
- Estrellita Sofia Sibila
- Willie Clayborn
- Ray LeBov
- Robert Landau
- Izzat Qazi
- Beverly Kirk
- Mark Costantini
- Robert Murry
- Mothinath Kuppuswamy
- Ellen Onorato
- Peter Kelly
- James Hellings
- Greg Lansberry
- Kennedy Thibou
- Rahul Varrier
- John Nefulda
- Kyle McKelvey
- Patricia Tumelty
- Chris Wilkinson
- Dustin Huckaby
- Micah Matson
- Jeff Holmes
- Samuel Odewale
- Brian Fahling
- Rick Raun
- Jim Beattie
- Luissette Matos
- Michelle Speh Sharko
- Joel Cheuoua
- Bolanle Ige
- Charles F. Dorman III
- John LEHRMAN
- Matt Khare
- Michael Ciaramitaro
- William Blake Bolling
- Kenneth Zervos
- Michael O Nwachukwu
- Laird Holliday
- Scott Alan Warren
- Robin Thompson
- Tara Nina Haff
- Janet Stang
- William Joseph Pendergr...
- Jeffrey Mellinger
- Dmitry Sher
- Johnny Berry
- Mercedes Gadea Lopez
- Ted Ooyevaar
- Ronald Cunningham
- Richard Taub
- Jose Trinidad Escobedo ...
- Mark Crawford
- Maria Davidson
- Jeffery Stone
- Luis Molina
- Steve Wissink
- Mikki Ennis
- Kurt Grela
- Kevin Greer
- Serj S Markarian
- Connie Dowding
- Ethan Beyer
- Vicki Cannington
- Carol Stout Eastman
- Dennis M Johnson
- Brent Croan
- Jesse Crider
- Cynthia Nieto
- Scott Dupre
- Bart Baker
- Joseph Bernard Forgue
- David Roy
- Francisco Azcunaga
- Jeannine Torres
- Connie Keith
- Michael Buckley
- Lani Tuch
- Wilfrid Jean-francois
- Marvin L Shaw
- Joy Faye Adam
- William Joseph
- Josh Richards
- Mark J Aumont
- Cristina Tacettin
- Klaus Peters
- Seng Junior Dikousman
- Karen Smiley Swedick
- Bruno Gallo
- Dien Phan
- Nicolle Warner
- Jesusa Salagan
- Shay Bergmann
- Jae Duncan
- Joseph DeBellis
- Hope Okereke
- Charles Caldwell
- Paul Cousins
- Vernon Jenkins
- Robin Silverman
- Valerie A Jimenez
- Kasey M Peel
- Rj Goulett
- Susan B HANSON
- Rodrigo Rodriguez-Novas
- Cory Bullock
- James Stehr
- Cameron J. Figgins
- Maranda Lofton
- Shahrokh James ESMAIL...
- Jimmy Lee Perry
- Stan Lindenfeld
- Larry D. Carter
- Taufaasau Siaki
- Todd Anthony
- Nancy A Wolff
- Maritza McGhee
- Majed AlGhannam
- John T Schroll MD
- James NIGHTINGALE
- Adam Weaver
- Catherine Rivan
- Freddy Arias
- Fred W Westphal Jr

Mark KING
Joseph Owen Brady
Shirley Bledsoe
Jennifer Davis
Richard C. Barillari
Nathan Allison
Okwudili C Amaechi
Howard Lee Reid LII
Charles Chiles
Ravinder AGUSALA
Everett Pagett
Susan Sly
Mark Martin
Jennifer Francis
Joseoh H Jezior
Jeffrey N FRYE
Donna M. Panazzi
Michael C Ridgway
David Alexander
Kroy Biermann
Philemon Strahm
Dianne Bright
Roly Vicaria
Ronald Klein
George Fussell
Keiji Oenoki
Vivian Tuchman
Lynne Sinnott
Rebecca Fishman Lipsey
Lee RITENOUR
Karim Rebeiz
James Pyland
Kofi Opoku-Akoto
Caleb Sharbono
Elizabeth OBum
Valerie Daley
Scott Allen
Kathryn L Honea
Evgenii Dokumentov
Michael J Bessler
Randy Mccracken
Gustavo Trindade
Jeffery Jones
Elizabeth Quinn
Greg Fowler
Nancy Nau
Brian Yoakam
Thomas Boyd
John Belmonte
Bryan D Shaw
Peter Bell
Rajash G Bhakta
Orlando Valle Jr
Errol Senior
Terry Anderson
Anand Rangarajan
James E Connelly
Rick Fritts
Mark McKee
Denis Collins
Aurora Rodriquez
Dan Ulatowski
Cynthia Summers
Antonio Posca
Connie Maciel
Tej Mannava
Sundeep Singh
Richard Campbell
Raymond Anderson
Eric Adjei-Sefa
Nadeem Panjwani
Kevin D McGowan
Rick Nester
Al L'Homme
Bonnie Ellen Seeman
Ranjeet Randhawa
Robert Bruno
Kuralmani Elango
William Nash SR
Amy Mandrier
Alla Swenson
Robert L Williams
Scott D. Robinson
Dumith Wijekoon
Dana VIOLETTE
Steven Craig Hall
Angela Alford
Neeraj Kakrania
Himaja Banthikatla
Carl Ovide Courtemanche
Christopher Davis
Justin Maretta Huntington
Jay Mitchell
Kim Ratcliff
Eddy Tijerina
Minh T. Ho
Susan Florio
Chirag Parikh
Wilson Legacy Investmen...
Raja Mallepeddi
Deb Keil
David Mbugua
Mark Matte
Oliver Andazola
Paula Muraya
Adil Ansari
Suzanne Federico
Wendell Woodson
Christopher Wick
Ho Wei Siong
Cassie Ringel
Elnaz Sarraf
Douglas Halsne
Gayl Elaine Kearns
Raj Patel
Megan Bethell
Maurice Brown
Yogendre Kumar Patel
Chris Teutemacher
Dearius Mckenzie
Craig Lavrick
Yolanda J. Torres
Roberto A Bernal
Christopher Loken
Diane Manger
Kirt Moore
Amy PLEASANT

Azenegash Hailu Abraham
Jorge Sapien
Elaine Dirkes
Noah Patrick Schade
Holly Pugh
Celestino Roldan
Magdalena Reyes
Kevin Broadus
Irene Nirenburg
Tim Warner
Emilio Leal
Denise Silerio-Meek
Lillian Jefferson
Sandra Cordova
Michael Light
Lawrence E Downs Jr
Antonio S TEPEDINO
Roger J Leitner
Carolyn S Ladner
Maulin Patel
Gretchen McCracken
Louis Wolfson
Kwame Owusu-Kesse
Noe Burgos
Wendi Jill Adelson
Stephen McLaughlin
Brendan Cosgrove
Andrew D Anderson
Alexander Billioux
Regina Tuchman
Ken Cuaderno
Anthony Cafaro
Melissa Givvines
Daniel Pertl
Gregory J Swanson
Jonathan Rowell
Julio Castellan
Matt Hagle
William Goodman
Michael DeLaMater
Seng Ing
Guenadi Jilevski
James Briner
Pamela Hagono
Cornell Gray
Victor Cruz
Jeremy Dutton
Scott Lobato
Adrian Jacob
Jason OByrne
Oluyemi Omotoso
Jeffrey White
Bruce Deese
Hamilton Tyler
John Higgins
Thomas E Brennan
Ranjit LAL
Alida Skold
Curt Brown
Leo Roseland
Michael Thomas
Susan Crank
Felicia Miller
Chemere Bekele
John Aldridge Jr
Salvador Guerra
Richard Patrissi
Esteban Benito Olivieri
Richard M. Hoefflin
Scott Brunne
Leslie McCarty
Royce Glynn Orman
Tswvpuam P Yang
Dwaina Garrett
Eric Huntley
Diane Sheehan
Arlene Borg
Victor Perazzoli
Lisa Thee
Joe Conrad
Randall Staggs
Alec Holland
Richard C Raines
IRA Horwitz
Bobby Joe Keaton
Ashley Baxter
Madge Stone
Jim Estrada
Jaime Olmsted
Jeff Smith
James Arevalo
Victoria Danzalan
Bernoune Fils Guerrier
Darrell Phillips
David Arnold
Darral Van Goethem
Brett Henault
Rob Tallman
Charles G Klein
Lisa Askin
Bradley Moore
Dorota B Staskiewicz
Blessing Orji
Todd Delevie
Herminia Cardadeiro
Tia L A Brown
Davender Bhardwaj
Robert Alan Patterson
Vilen Torosyan
Scott Allen Huffmaster
Szabolcs Kovacs
Jonathan Soble
Steven Durie
Walt Eanes
Ricky Rock
Anne Brown
Jeff Marotz
Gerald C Zakes
Derek Ebersole
Cynthia Winick
Emmanuel Molion
Frank Angiuli
Bruce Godbery
Joan Greenberg
Ephraim Simon
Patsy R Miller
Richard Carroll

Vicken Minassian
Cavan O'Brien
Walter Todd Jury
Jack A. Atkinson
Bruce Goodman
Kathleen K Meyer
Kimberly Davis
Naomi Mcdonnell
Dennis Kunz
Richard Bojrab
Stacey Dean King
Suzanne Young
Elizabeth DOOLITTLE
Gregory Capizzi
Dennis W Smith
David HIGHTOWER
Rayth Myers
Douglas Buncher
Suzette Fernandes
Joel E Wright
Jeffrey Rayman
Randi Wolfson
Gloria Su
Abigail Cook-mack
John Litz
Oksana Riberdy
Deonte Smith
Steffan Trent Carr
Robert Weech-Maldonado
Andrea Perez
Caroline Castille
Jen Welter
Jodie Knofsky
Thomas A Baker
Theron Dutson
Michael Solomon
Sing Tiing Wong
Felicia Burke
David M Martin
Brian W Stout
Rana Gooden
Mary Grogan
Geoffrey Ashman
Daniel Kahn
Pritesh Mutha
Waiel Ali
Carmen Villasana
Perry Anonich
Melanie Seabrook
Ravisankar Ambatipudi
Joe Bellistri
Scott D Jackson
Kenneth W Pierce
David Graham
Goran Girazov
Beth Andrini
Louie Mosca
Johnny A. Espinoza
Mark Pruchnicki
Jason Campbell
Lyle Slater
Joann M. Curry
Alexandra Dailerian
Salvatore Cicatiello
Janice Williams
Luis Antonio Castro
John B Morgan
Donald Lampp
Edward DeCrenza
Tanya Kasprick
Mark Martinez
Roger Tattersall
Daniel McGarry
Derek G Webster
Terry Weeks
Michael Little
Alfred Edwards
Martin Russell Green
Stephen Mostecak
J William Jones
Walter Hooser
Robert Dade
Nils Hahnfeld
Anthony Keith
Casey Kliphon
Clifford Robertson
Sameer Patel
Novalis Garrido
Chris Combs
Sydney Sheng
Nicole Diederich
Richard Moore
Danet Linares
Melisa Bebchik
Tee Makina
Shlomi Waitzman
William P. Pope III
Manan Khurana
Brian Fried
Felix Igbinosa
Theresa Iovinelli
Anthony Drew
Jose Elmar Matus
Donna Martin
Ali Oskouie
Anthony McMillan
Philip Davis
Christopher Kousis
Oleg Uglunts
Joseph Purbaugh
Edwin Reyes
Howard Zuckerman
Jaivin Patel
Ajay MAHAJAN
Marcus Mccoy
Isidore Deutou
Rafael Corral
Jimmy Childress
Charline Henyard
Phillip Tillery
Charmaine Washington
Eric Thomas
Melanie Triantos
Alan Dail
Flavio Joson
Anthony Graham
William Farrell

Mitchell J Garcia
Reynold Hill
Antony Sebastian
Kiran Shah
Jacqueline Domfeh
Edward Soza
Dunia Abdalla
Angel Velarde
Gil Santistevan
Harry S. Lombardo Jr.
William G Weser
Carla Carter
Corina V Salinas
Marjonjer, LLC
Josh Purcell
Katherine Phillips
Harold Tolchinsky
Jon Turbeville
Ken Jones
Marvin Schooler
Mohammed S Rais
Paul Zandbergen
Justin Maretta Huntington
Katrina Journey
Jeff Park
Lulu Curiel
Darlington Etumni
Eugene Bolton
James Emerich
Andrew Gracia
Betty Salanic
Patrick Enweronye
Claude Beauregard
Will Byron
Donna Ameen Bryant
John Van Horn
Patricia Pope
Paulina Pinzon
Bronwyn Charlton
Terry Surratt
Robert L Ammons
Jon Thurlow
Alex K Manning
Ronald Thames
Stewart Skomra
Marlon Knight
Gabriel Schmidtke
Jukka Matti Karhu
Chris Stephens
Milford Hayes
James L. Wolfrey
Milly DaSilva
Dean Brunet
Curtis Scholten
Jack Kushner
Christi Johnson
Richard Ifill
Marjorie Webb
Stanley Miller
Yazdi Sidhwa
Rino Manarin
Susie Patton
Tuyet Tran
Grace Glenn
Ken Dickerson
Reynaldo Sanchez
Richard Winston
Darryl Waterbury
Brandy Warren
Tou Vang
Peter Luoma
Jakob Scheib
Chuck Crabb
E. Blackburn
Kevin Marshall
David J. Bourke
Jay L Kanner
Osman Alexander Hicklin...
Daniel MURPHY
Gloria B Watson
Fred Ahlstrom
Nicholas Meliti
Bret Major
Kirt Cornell
Arun Pal
David Muthike
Michael Rowley
George Robertson
Adam Whitman
Filipe Peerally
Jon Raugutt
Shawn M
Biju Joseph
Paul Osterberg
Elizabeth Lynn
Daniel A. Espino
Lisa Kahn
Negin Yadegari
Douglas Berzack
Donald Jeffery Offutt
Asif Rahman
Harry Glick
Michael Johnson
Wendy LeSage
Thomas Eugene Taylor
Tom Symons
Sandy Geyer
Joseph M Colavito
Donte K Davis
Oscar Campana
Jenne Blackburn
Seraphine Blake
Jack Hogan
Anthony Catalina
Ralph Hamond
Richard Prorok
Gail Walker
Cameron T Hansen
Jim K Savage
Ronnie Jourdan
Barry Greenberg
Jennifer Beckermann
Alexander STOKES
Gerald Wesel
Steven Leipsner
Angela Tatarow
Cindy TROWBRIDGE

Stephen Steffes
Tom Moriarty
James A Burlingham Sr
Rashid Al Dossary
Erica Bryant
Blane Courtemanche
Dean Popiel
Valerie Fotso
Milton L Hawkins Jr
Jordan Robison
Darryl Moultrie
Michelle Donovan
Michael John Taylor
Alex Lebon
Kimberly Kruzel
Joseph Myers
Charles W. Sims
Joseph D Lucarelli
Thomas M Lynn
Perry Ball
Thomas Henry Bovich
Daniel Sabido
Gina Tuchman
Michael Thakur
David Carvel
Erik E Malmstrom
Midhat Qidwai
Blaire R Martin
Benjamin Chostner
B Miller
Anna Boutov
Charles Tuggle
Drew Ruhlman
Ariel A. Matthias
Lawrence W Matteson
Tommy Allen
Sharon Stayin
Gail Ratzlaff
Mandayam Thirunarayanan
Glovelle Pratt
Lonnie D Coble
Steve Sullivan
Sharon Lombardo
Vincent Garbarino
Gary Tomas Snell
Cynthia MARTINEZ
Neeraja Nare
Craig Cooper
Slavko Ljubinkovic
Emma A Javier
Romane Desir
Yoganand Ganeshram
Edith Rogers
Barry Newman
Jack Kushner
Allen Ross Campbell
Joseph Della
James Mullins
Herminiano Machacon
Manuel S. Gonzalez
Roland Dilley
Leslie West
Connie Horng
Jason Luckmann
Diana M Wells
Michele Myers
Douglas Robertson
Christine Mathiu
Maria C Tovar
Trina Duong
Rene R Silva Gil
Melly Gonzalez
Michael J Sowards
Alija Turkovic
Carla Kuon
Walter Da Cunha
Michael Anthony Berrios
Keeshan Williams
Hector Martinez
Minnah Sabree
Ruth Ann Hoyt
Jimmy Moore
Lori Harris
Allan Mayfield
Johan Fehr
Joel Garcia
Maricela Higgins
Mohammed Alam
Debra Manoff
Zachary Hahn
Jerry Lee Peters Jr
Giriprasad Kathula
Muhannad Harrim
Rb MacDonald
Stephen Schade
Katherine Rosal Gabales
Jean Vancol
Dan Robertson
Daphne Lee
Filip Rams
Jim Graham
Charles L Roseboro
Zhen Ning Luo
Osamu Manabe
Vito Dragonetti
Aslam Padath Peedikayil ...
Jeff Alan Rose
Stacey Cox
Scott Hoffmann
Clifford Totterer
Christopher J Mathis
Erica Kolibas
Eric Mabo
Williams Udofia
James E Trent
Walter Mueller
Robert Appel
Frederick Walker
Damon Mangosing
Cynthia Villard
Moufaq Dabashi
Lorraine Cicero
Thomas DePasquale
Mark E Richard
Helena Scott
Aileen Moy
Pamela S Hapke

Soteris Sandy Kyrkostas
Rob Schaefer
Chitra KARUNAKARAN
Pauline Rajoo
Janet Clayton
Emmah CHOMBAH
Mark Dockter
Tita Mba
James William Mitchell
Darryl Newhouse
Nik Roberts
Herman Awai
Vera Wilson
Kathy B. Johnson
Morris Gelman
Richard HALPRIN
Bruce Douglas
William M Stevens
Mark Harbarger
Alfonso Diaz
Kimberly Prough
Javier Sobrado
Carolina Pina
Rosalia Ramirez
Anthony Prunsky
Kendall Bailey
Neville George
Jonathan Clark
Brian Chapman
Ludwig OTTO
Prodromos Lazarou
Edward William Link
Tan Quan Nguyen
Gabriele LengaMcP
Gary Smith
Charles Hurley
Jarrod Lippi
Laura Henderson
William Smith
Mark A VILLAFUERTE
Carl E Muldrow
Richard K Dickinson
Samuel Kruvand
Davie HODGE
Micah Martin
Dennis Herring
Joseph Oseghale
Ellenie Asrat
Brett Sanders
Robert H Horn
Richard Crici
Robert Ambruso
Valeria King
Katherine Thompson
Joaquim (Jo) Fernandes
James Orr
Javier Lopez Videla
George Whittaker
Sylvester Arcaro
Valerie Chuck
Dorothy Hoggatt
Leah S Jackson
Michael Stensrud
Mark Ropp
Ralph Teraura
Hung Manh Le
Tyane Dietz
Kenneth George Skinner
Robin Edwards
Nathan Jones
Mike Zahradka
Tim Shamaly
Jasmeen Srrai
Lgm Portento
Wangui McKelvey
Brian Epperson
Karl Chester
Lauri Staton
Sunny Lessner
Christopher Bunting
Sid Birch
Shonn Schmid
Terrilynn Clark
Kishore GADHIRAJU
David NORLUND
Muriel O. Thomas-Ige
Tom Cebollero
Mitchell Loyd
Michelle Bonine
Emanuel Estrada
Daniel Wheeler
Michael Wagner
Mark Warrington!
Ahmad At-Taras
Sagar S Sawant
Lorraine NIK
Joseph Farah
Raul Ryan Santos
John Titolo
Rocco Ferraro
Afarin Pirzadeh
Mahmood Hasham
Lip Fatt Tai
Erik Peter Mortensen
Justin Tessier
Harbinder Gill
John Vukelich
James Ng
Andrew EUBANKS
Cindy Racine
Rosalind Vega
Gerald Reichart
Steven Stiansen
Steven Kuc
Jamilia TANNER
Christopher R Bane
Kyle Brown
Chuck Newburry
Richard McLain
Edward B Lusky
Sandra Tatum
Daniel Allen Pursifull
Fred Hemphill
Robin L Cannon
David Richards
Tina LOFF
Gretel Perera

Perie Goodwin
Nelson Rivas
Mark Tennis
Timoth Charles Dickens
Arun Chandrasekaran
Tiffany Thompson
Gregory Evans
Barry Rubinfeld
Francois Bouville
Clarence Michael Westney
Cindy Ajeto
Kenneth Terzi
Tammy Takacs
Michael Wileman
Thomas Chapman
Michael ALLEN
Anthony J. Saccone II
A. R. Johar
Craig Williamson
Joe Urby Jr
Wayne Zimmerman
David Troxell
Mindy Lynn Fischer
Geeta Nayyar
Manish Thakrar
Elliot Epstein
Yves Maeder
Yuliang Liu
Omar Khan
Maurice Obeid
Brenda Miller
Brian Didsbury
Ricardo VILFORT
Randy Walker
Ittiara MENACHERY
Mohamed Sabir Siyaji
Laurie HOLLAND
Shaun Lenet
Richard Telson
Larry E Glynn
Vanessa Farnsworth
Peter Nelson
John Adam Belser Sr.
Reginald Hardy
Spencer Wolfley
Kate Flynn
Wendell Marvin Wilmoth ...
Robert Curaba
Nathalie LeMieux
Matt Hindle
Genady Mullokandov
Diana Lynn Sturdevant
Shelia Knox
Benedict Kekuewa
Greig Yerkes
Keith Megilligan
Ronald O. Hill
Marie Winston
Patrick Meyers
Anthony Joseph Della Sala
Marsha Dansby
Avinash Shukla
Mitchell Gordon
Clodyne Seidel
Clifton Bennett
Dhondiba KAVATEKAR
Scott L Bradford Doleman
Stephen Phillips
Maricel Conde
Frankie McPherson
Carl Brame
William Dean
Jeanette Ojeda
Juan Lora
Dr. Michael Sharrock
Denise Barnes
Mohamed Manesh Aravas...
Pamela J Alexander
Edwin Moleros
Joan Campbell
Raj Ratnani
Balwinder Kumar
Steven Frishman
Mauricio Porras
Paul Drechsler
Phoenix Le
Anna Munandar
Leigh Middleditch
Avelino A Lopez
Mitzi Wells
Jeff Park
Anthony Kort
Christopher Daniel Carlson
Michael Teske
Leonel Jeune
Johann Espach
John D Cooper
Bradford Chan
Rebecca Starr-Harris
Linda Finley
Jennifer Romano
Napoleon Velasquez
Donna Mackenzie
Nilesh Mehta
Torian Richardson
Vickie Burkhalter
Katie Giang Pham
Samik Patel
Musa Farah
Nicholas Scott
Erik Duloisy
Thomas C Williams
Barry R. Willis
Yetunde Junaid
Steven Goffner
Wass Weera
Charles Green
Kevin J. Iverson
Susan Hoiby
Michael Hoyt
Kenneth POWELL
Fran Gully
Derek R Milgate
Mary Huisman
Lester Patmore
Doris E Foley
Amos Balongo

Oluwapelumi Adeleke
V Cheryl Womack
Sonya Cody
Pamela Philbrick
Gregory Harvell
Hazem Nassar
Brian F Upton
Howard Nathan
Itai Dinour
Roberto Scattone
Jignesh Desai
Linda Archer Miller
David A Shafer
Naresh Dass
Adam G Peterson
Kenneth Ho
Abraham Sobo
Frank Baldissero
Robert J Mc Neil Jr
Todd Thacker
Joshua Garza Hinojosa
Glenn CAMACHO

Juan Camou
Isabel Samuel
Jose Corleto
Karen Spaulding
Azaria Berhane
Stephen Lutz
Tom Branca
Paul Boyer
Paresh G Vallabh
Gary Miller
Mark Miller
Renee Zawistowski
Rajesh Bhardwaj
Jennifer Rockwell
Trudi BAY
John Sucher
Jeremy Oestreich
Altorshan Ntum Aza
Kelly Denis
Sukhvinder Dhillon
Christopher Ryan
Glenn CAMACHO

Aurel Bontea
Maria S GOMES
Kelly Christy
Nelly M. Farra
Kritika Amarnath
Thaddeus Onwuka
Timothy Jones
Robert Tucker
Randy Hamilton
De Zhang
Sandra Finn
John Del Sesto
Jayson Potts
Michael Amoroso
Grady Richardson
John Brooks
Sally Coyne
Don WAGNER
James Edwards
Ronald Swartz
Aaron Corral
Gina Tuchman

Sandra Acevedo
Jonathan Nimako Owusu
Laura Ucros Tellez
Jennifer Glockner
Angela Stone
Tim Greim
Richard Dethmers
James Cooper Jr
Fredo Dwyer
Robert Mariani
Julie Butler
Geoffrey Reed
Sendhil K Subramanian
Jonathan Prentiss
Miguel Angel Sanchez
Lakshminarayana Nindra...
Vladimir Bojcev
Juraj LUKAC
Edward Gardner
Larry Roher
Terah Stiell

Maria Uceda
Robert Friezo
Kelly Boyle
Jeremy Wong
Dinesh Patel
Igor Yakubov
Barry C. TWOMEY
Reba Folsom
Brady Wilson
Kathy Ross
Brian L Elliott-Pearson
Walter Benwell Hultin
Sushanth Nayak
Danny Gingerich
David Botsford
Michael Beani
Larry C Roach
Denis Engel
Justin Graham
Melvin L Watkins
Markus Engel

Eric Westergard
Theresa Talmadge
Suresh Behera
Todd J Keitz
Victor Hou
Michael Escobar
Mark Kreisberg
Frank Anderson
Bernard Winkler
Timothy William Hibbing
Gabe Elhefnaoui
Robert J. Mosley
Ajay Taparia
Jethro Ekuta
Neil J Mornick
Marc Stephen Johannes
Anil Kumar PATEL
Frank Segler
Khori Whittaker
Aaron Snyder
Michelle Hexum

Andrea Shapiro Davis
Lynn Hutton
Samantha Capobianco
Sal Rafanelli
Boris Curwen
Bridget Wiley
Brad McAllister
Dante Valdez
Jeremy Singh
Greg Huffaker
Kalman Kaplan
Carol Fullerton
Charles Hanson
Tina Coble
Stephen Gwin
Qiang Feng
Jared P Auman
John B Drew
Jacqueline Thomasson
Robert Preston
Lane Fullmer

Thank You!

From the Caribu Team



Maxeme Tuchman
CEO + Co-Founder



Alvaro Sabido
CTO + Co-Founder



Tiffany LaFleur
Head of Design

Formerly a Senior Digital Designer at Disney with over 60 apps and 100 ebooks under my belt, I now am proudly the Head of Design at Caribu, where I manage UX, UI, content and brand strategy.



Trent Ewald
Senior React Native Developer (App)

The first app I created has 2,000,000+ downloads, reached 60,000 dls/day for weeks. Was a top trending app for 4 months straight!



Kalman Chodakiewitz
Product Manager

Lover of UX. Built Coffee Bean & Tea Leaf's exclusive partnership in multi-sensory experiences involving tea and reading for kids. My mission is to make the neighborhood a better place through design.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Alvaro Sabido	Co-Founder, CTO @ Caribu Inc.	2016
Maxeme Tuchman	Co-Founder, CEO @ Caribu Inc.	2016
John Cooper	Managing Director @ Houlihan Lokey	2018

Officers

OFFICER	TITLE	JOINED
Alvaro Sabido	Co-Founder, CTO	2016
Maxeme Tuchman	Co-Founder, CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Maxeme Tuchman	2,679,374 Common Shares A	26.8%
Alvaro Sabido	3,650,595 Common Shares A	36.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2017	$160,000	Safe	Section 4(a)(2)
03/2018	$400,000	Common Stock	Regulation D, Rule 506(b)
06/2018	$725,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class C Preferred Stock	2,133,333	2,133,333	Yes
Class B Common Stock	1,345,074	345,073	No
Class A Common Stock	6,521,593	6,521,593	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	1,000,000

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The statements presented in this Regulation Crowd Funding Offering may contain forward-looking statements. These statements may relate to future events, future partnerships, the future financial performance of the Company. However, any statements that are not statements of historical fact - including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans" (and similar expressions) - should be considered forward-looking statements. In the name of full transparency, there are a number of factors that could cause the Company's actual results to differ materially from those indicated by the forward-looking statements.

Startups often depend on raising several rounds of additional capital until they're profitable. There can be no assurance that we will be able to successfully raise operating capital. The Company may not be profitable for many years as most of its revenue and investment capital will be dedicated to growth. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders. We have no significant assets or financial resources, so the failure to raise sufficient operating capital could put your investment dollars at significant risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer. 100% security cannot be guaranteed even after taking every security precaution possible. Cyber-crimes are becoming increasingly common and aggressive which brings a parallel increase in risk.

There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company.

The Company relies on third-party technology vendors such as Google Cloud and TokBox. Any interruption in the availability of these services such as these could have a material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. If any of these service providers should fail or change their offerings significantly, that would adversely affect our business.

We may be subject to future governmental regulations. Aspects of our business may be regulated at the local, state, and federal levels. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time-consuming and costly, and such expenses may materially affect our future ability to break even or generate profits. If our products become subject to new government regulation, our ability to profitably develop and market them may be impaired.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[©];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;

- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Caribu Inc.

- Delaware Corporation
- Organized September 2015
- 5 employees

111 NE 1st Street, 8th Floor #112
Miami FL 33132

https://caribu.com

Business Description

Refer to the Caribu profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Caribu is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT



You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/caribu/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*